UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (RULE 13D-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 17)

Telos Corporation

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock,
Par Value $0.01 Per Share

 (Title of Class of Securities)

87969B200

(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Frank S. Jones, Jr., Esquire
Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street

Baltimore, Maryland 21202

(410) 347-8700

November 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box …

(continued on following pages)

(Page 1 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 2 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):‚ …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 165,035 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 165,035 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,035 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 2 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 3 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable; no IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 112,123 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 112,123 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,123 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

(Page 3 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 4 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 260,307 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 260,307 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,307 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

(Page 4 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 5 of 15 pages

1.	NAME OF REPORTING PERSON: Nelson Obus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 552,465 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 552,465 (See Item 5) (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,465 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 425,342 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in both 112,123 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. and 15,000 shares which are directly beneficially owned Wynnefield Capital, Inc. Profit Sharing Plan As Mr. Joshua H. Landes is also a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 5 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 6 of 15 pages

1.	NAME OF REPORTING PERSON: Joshua H. Landes S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 552,465 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 552,465 (See Item 5) (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,465 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 425,342 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in both 112,123 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. and 15,000 shares which are directly beneficially owned Wynnefield Capital, Inc. Profit Sharing Plan. As Nelson Obus is also a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

(Page 6 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 7 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital Management LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 425,342 shares (See Item 5) (1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 425,342 shares (See Item 5) (1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,342 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Wynnefield Capital Management, LLC, as the general partner of both Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

(Page 7 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 8 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688495
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 127,123 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 127,123 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,123 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in 112,123 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. Wynnefield Capital, Inc., as the sole investment manager of the Wynnefield Capital, Inc. Profit Sharing Plan, also holds an indirect beneficial interest in 15,000 shares which are directly beneficially owned by the Wynnefield Capital, Inc. Profit Sharing Plan.

(Page 8 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 9 of 15 pages

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. Profit Sharing Plan S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) … (b) _ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): …
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES …
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON EP

(Page 9 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 10 of 15 pages

This Amendment No. 17 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on June 24, 1997, as amended by Amendment No. 1 filed on June 22, 1998; as further amended by Amendment No. 2 filed on December 18, 2003; as further amended by Amendment No. 3 filed on April 21, 2004; as further amended by Amendment No. 4 filed on April 1, 2005; as further amended by Amendment No. 5 filed on May 9, 2005; as further amended by Amendment No. 6 filed on February 9, 2006; as further amended by Amendment No. 7 filed on June 5, 2006; as further amended by Amendment No. 8 filed on February 12, 2007; as further amended by Amendment No. 9 filed on February 21, 2007; as further amended by Amendment No. 10 filed on February 27, 2007; as further amended by Amendment No. 11 filed on August 15, 2013; as further amended by Amendment No. 12 filed on October 30, 2013; as further amended by Amendment No. 13 filed on November 27, 2013; as further amended by Amendment No. 14 filed on May 12, 2014; as further amended by Amendment No. 15 filed on June 4, 2014 and as further amended by Amendment No. 16 filed on July 20, 2015 (collectively, the "Wynnefield Schedule 13D"), filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI" or "Wynnefield Capital"), the Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan"), Nelson Obus ("Mr. Obus") and Joshua Landes ("Mr. Landes" and, collectively with the Partnership, the Fund, the Partnership-I, WCM, WCI, the Plan and Mr. Obus the "Wynnefield Reporting Persons"), with respect to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Shares", “Preferred Stock” or “TLSRP”), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358 (“Telos”, the “Company” or the "Issuer"). All defined terms refer to terms defined herein or in the Wynnefield Schedule 13D. The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 “Source and Amount of Funds or other Consideration.” is hereby amended and restated as follows:

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of $3,315,723 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons which directly beneficially own such securities.

(Page 10 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 11 of 15 pages

ITEM 4. PURPOSE OF TRANSACTION.

Item 4. "Purpose of Transaction." appearing in the Wynnefield Schedule 13D is supplemented by adding the following statement from Wynnefield Capital to the end of such item:

The Wynnefield Reporting Persons purchased additional Preferred Shares of Telos in November of 2015 because of their continuing belief in the inherent value of the Preferred Shares.  The Wynnefield Reporting Persons intend to continue their efforts to have the FULL value of their Preferred Shares realized through the redemption of their principal and all accrued dividend arrearages, and may contact Telos as part of these efforts.

(Page 11 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 12 of 15 pages

As of the date of this Amendment and other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review critically their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other shareholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of the Preferred Stock or the Issuer’s other securities, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Preferred Stock or the Issuer’s other securities, selling shares of Preferred Stock or the Issuer’s other securities, engaging in short selling of or any hedging or similar transaction with respect to the Preferred Stock or the Issuer’s other securities, and taking any other action with respect to the Issuer, the Preferred Stock or any of its other securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Item 5. "Interests in Securities of the Issuer." appearing in the Wynnefield Schedule 13D is supplemented by adding the following disclosure to the end of such item:

(A) - (C) As of November 17, 2015, the Wynnefield Reporting Persons beneficially owned in the aggregate 552,465 shares of Preferred Stock, constituting approximately 17.3% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon a total of 3,185,586 shares outstanding on June 30, 2015, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended June 30, 2015 filed with the Commission on August 14, 2015). The following table sets forth certain information with respect to shares of Preferred Stock directly beneficially owned by the Wynnefield Reporting Persons members listed:

NAME	NUMBER OF SHARES	APPROXIMATE PERCENTAGE OF OUTSTANDING SHARES
Partnership*	165,035	5.2%
Partnership-I*	260,307	8.2%
Fund**	112,123	3.5%
Plan**	15,000	0.5%

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

WCM is the sole general partner of the Partnership and Partnership I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Preferred Stock that the Partnership and Partnership I directly beneficially own. WCM, as the sole general partner of the Partnership and Partnership I, has the sole power to direct the voting and disposition of the Preferred Stock that the Partnership and Partnership I directly beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, has the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

(Page 12 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 13 of 15 pages

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Plan, has a beneficial ownership interest in the shares of Preferred Stock that the Plan beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 552,465 shares of Preferred Stock, constituting approximately 17.3% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on June 30, 2015, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended June 30, 2015, filed with the Commission on August 14, 2015).

The filing of this Amendment and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

To the best knowledge of the Wynnefield Reporting Persons, except as described in this Amendment, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Preferred Stock, and except as set forth in the table below, there have been no transactions in shares of Preferred Stock affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Preferred Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Preferred Stock, including transactions that may have occurred during the past 60 days.

(Page 13 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 14 of 15 pages

The Wynnefield Reporting Persons listed below have made open market purchases of shares of Preferred Stock during the past 60 days, as follows:

Name	Date of Transaction	Number of Shares	Price* Per Share	Type of Transaction
Partnership	November 13, 2015	20,716	$10.10	Purchase
Partnership-I	November 13, 2015	33,515	$10.10	Purchase
Fund	November 13, 2015	5,769	$10.10	Purchase

*Net of broker commissions

(D) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Preferred Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

(E) Not applicable.

(Page 14 of 15 pages)

CUSIP No. 87969B200	13D/A	Page 15 of 15 pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 17, 2015

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL INC. PROFIT SHARING PLAN, INC.

By:    /s/ Nelson Obus

  Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua H. Landes

Joshua H. Landes, Individually

(Page 15 of 15 pages)